Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
AutoDS, Inc.	Delaware, United States

AutoDS Ltd.	Israel

ClearVoice, Inc.	Delaware, United States

CreativeLive, Inc.	Delaware, United States

Digis Programming Solutions Limited	Cyprus

Do It Programming Solutions (Cyprus) Limited	Cyprus

Fiverr, Inc.	Delaware, United States

Fiverr Germany GmbH	Germany

Fiverr Limited	Cyprus

Macea Investments Limited	Cyprus

Praetolia Ltd	Cyprus

Sharon Lee Thony Consulting, LLC	New York, United States

Working Not Working, Inc.	Delaware, United States